UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the three months ended March 31, 2011
Commission file number: 001-10110
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)
Plaza de San Nicolás, 4
48005 Bilbao
Spain
(Address of principal executive offices)
Eduardo Avila Zaragoza
Paseo de la Castellana, 81
28046 Madrid
Spain
Telephone number +34 91 537 7000
Fax number +34 91 537 6766
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

PAGE
ITEM 1. RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2011	3
     This Form 6-K is incorporated by reference into BBVA’s Registration Statement on Form F-3 (File No. 333-167820) filed with the Securities and Exchange Commission.

ITEM 1. RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2011
CERTAIN TERMS AND CONVENTIONS
     The terms below are used as follows throughout this report:
•	“BBVA”, “Bank”, the “Company” or “Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.
     First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA.
     In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors.
     Factors that could cause actual results to differ materially from those in forward-looking statements include, among others:
•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including taxes;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States, Mexico and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	the success of our acquisitions (including the acquisition of a shareholding in Türkiye Garanti Bankası A.Ş.), divestitures, mergers and strategic alliances;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.
     Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION
Accounting Principles
     BBVA’s consolidated annual and interim financial statements are prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats and as amended thereafter (“Circular 4/2004”).
     The financial information included in this report on Form 6-K is unaudited and has been prepared by applying EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 on a consistent basis with that applied to BBVA’s consolidated annual and interim financial statements.
     This report on Form 6-K should be read in conjunction with the consolidated financial statements and related notes (the “Consolidated Financial Statements”) included in BBVA’s 2010 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC” or “Commission”) on April 1, 2011 (the “2010 Form 20-F”).
     The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 differs in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. BBVA’s 2010 Form 20-F includes a reconciliation of certain financial information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP. We have not prepared or included in this report on Form 6-K a reconciliation of the financial information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 as of and for the three months ended March 31, 2011 and 2010.
     As of March 22, 2011, BBVA closed the acquisition of a 24.89% stake in Türkiye Garanti Bankasi A.Ş. (“Garanti”). As a result, BBVA proportionally consolidated Garanti in its income statement for the three months ended March 31, 2011 for the 10 days from the closing of the transaction to the end of the quarter and in its balance sheet as of March 31, 2011 (with a contribution of €16.1 billion of total assets) based on its 24.89% stake.
Statistical and Financial Information
     The following principles should be noted in reviewing the statistical and financial information contained herein:
•	Average balances, when used, are based on the beginning and the month-end balances during each year. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	The book value of BBVA’s ordinary shares held by its consolidated subsidiaries has been deducted from equity.

•	Unless otherwise stated, any reference to loans refers to both loans and leases.

•	Interest and similar income figures include interest income on non-accruing loans to the extent that cash payments have been received in the period in which they are due.

•	Financial information with respect to subsidiaries may not reflect consolidation adjustments.

•	Certain numerical information in this Form 6-K may not sum due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

The BBVA Group
     BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies.
Selected Consolidated Financial Data

	(in Millions of Euros)		(in %)
	For the Three Months Ended March 31,		Change
EU-IFRS (*)	2011	2010	2011-2010
Consolidated Income Statement Data
Interest and similar income	5,569	5,093	9.3
Interest and similar expense	(2,394)	(1,707)	40.3
Net interest income	3,175	3,386	(6.2)

Dividend income	23	25	(9.2)
Share of profit or loss of entities accounted for using the equity method	121	57	110.3
Fee and commission income	1,331	1,297	2.6
Fee and commission expenses	(217)	(191)	13.5
Net gains (losses) on financial assets and liabilities	481	597	(19.4)
Net exchange differences	271	36	n.m. (4)
Other operating income	1,100	906	21.4
Other operating expenses	(1,021)	(813)	25.5
Gross income	5,263	5,301	(0.7)

Administration costs	(2,163)	(1,945)	11.2
Depreciation and amortization	(196)	(174)	13.0
Provisions (net)	(150)	(170)	(11.7)
Impairment losses on financial assets (net)	(1,023)	(1,078)	(5.1)
Net operating income	1,731	1,935	(10.5)

Impairment losses on other assets (net)	(56)	(93)	(39.2)
Gains (losses) on derecognized assets not classified as non-current asset held for sale	1	6	(79.7)
Negative goodwill	—	—	—
Gains (losses) in non-current assets held for sale not classified as discontinued transactions	(16)	15	n.m. (4)
Income before tax	1,659	1,862	(10.9)

Income tax	(369)	(510)	(27.6)
Income from continuing transactions	1,290	1,353	(4.6)

Income from discontinued transactions (net)	—	—	—
Net income	1,290	1,353	(4.6)

Net income attributed to parent company	1,150	1,240	(7.3)
Net income attributed to non-controlling interests	141	113	24.8

Per share/ADS(1) Data	(in Euro/Share-ADR)
Numbers of shares (at end period)	4,490,908,285	3,747,969,121
Net operating income(2)	0.39	0.52
Net income attributed to parent company(3)	0.25	0.31

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	Each American Depositary Share (“ADS” or “ADSs”) represents the right to receive one ordinary share.

(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period excluding the weighted average of treasury shares during the period (4,456 million and 3,703 million shares for the three months ended March 31, 2011 and 2010, respectively).

(3)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increase carried out in November 2010, and excluding the weighted average of treasury shares during the period (4,683 million and 3,897 million in the three months ended March 31, 2011 and 2010, respectively).

(4)	Not meaningful.

	As of and for the	As of and for the	As of and for the
	Three Months ended	Twelve Months ended	Three Months ended
	March 31, 2011	December 31, 2010	March 31, 2010
Consolidated balance sheet data	(in Millions of Euros)
Total assets	562,174	552,738	553,922
Common stock	2,201	2,201	1,837
Loans and receivables (net)	368,344	364,707	355,526
Customer deposits	283,559	275,789	255,301
Debt certificates and subordinated liabilities	106,172	102,599	115,815
Total equity	37,881	37,475	31,824
Consolidated ratios

Profitability ratios:	(in Percentage)
Net interest income (1)	2.32%	2.38%	2.49%
Return on average total assets (2)	0.95%	0.89%	1.01%
Return on average equity (3)	12.8%	15.8%	17.7%

Credit quality data	(in Millions of Euros, except Percentage)
Loan loss reserve	9,302	9,473	9,140
Loan loss reserve as a percentage of total loans and receivables (net)	2.53%	2.60%	2.57%
Substandard loans (4)	15,324	15,471	15,632
Substandard loans as a percentage of total loans and receivables (net)	4.16%	4.24%	4.40%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	For the three months ended March 31, 2011 and 2010, represents annualized net interest income, which we calculate as our net interest income for the period multiplied by four thirds, as a percentage of average total assets for the period.

(2)	For the three months ended March 31, 2011 and 2010, represents annualized net income attributed to the parent company, which we calculate as our net income attributed to the parent company for the period multiplied by four thirds, as a percentage of average total assets for the period.

(3)	For the three months ended March 31, 2011 and 2010, represents annualized net income attributed to the parent company, which we calculate as our net income attributed to the parent company for the period multiplied by four thirds, as a percentage of average equity for the period.

(4)	Total non-performing assets (which include substandard loans to customers and other non-performing assets) amounted to €15,528 million as of March 31, 2011, compared to €15,685 million as of December 31, 2010 and compared to €15,870 million as of March 31, 2010, a decrease of 1.0% for the three months ended March 31, 2011. The non-performing asset ratio (which we define as substandard loans and other non-performing assets divided by loans and advances to customers and contingent liabilities) was 4.1% as of March 31, 2011, 4.1% as of December 31, 2010 and 4.3% as of March 31, 2010.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results
Factors Affecting the Comparability of our Results of Operations and Financial Condition
     We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivars fuertes and Peruvian nuevos soles. For example, if Latin American currencies and the U.S. dollar depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same or improved relative to the prior period. Accordingly, declining exchange rates may limit the ability of our results of operations, stated in euros, to fully describe the performance in local currency terms of our subsidiaries. By contrast, the appreciation of Latin American currencies and the U.S. dollar against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements.
     The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our financial results as reported in this Form 6-K. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies and the U.S. dollar against the euro, expressed in local currency per €1.00 for the three months ended March 31, 2011 and 2010 and as of March 31, 2011 and December 31, 2010 according to the European Central Bank (“ECB”).

	Average Exchange Rates		Period-End Exchange Rates
	For the Three	For the Three
	Months ended March	Months ended March		As of December 31,
Currencies	31, 2011	31, 2010	As of March 31, 2011	2010
Mexican peso	16.5008	17.6554	16.9276	16.5475
U.S.dollar	1.3680	1.3829	1.4207	1.3362
Argentine peso	5.6657	5.3896	5.9066	5.4851
Chilean peso	658.76	717.36	684.93	625.39
Colombian peso	2,570.69	2,688.17	2,666.67	2,557.54
Peruvian new sol	3.8017	3.9417	3.9915	3.7528
Venezuelan bolivar fuerte	5.8750	5.6450	6.1014	5.7385
Turkish Lira	2.1591	—	2.1947	—
Chinese Yuan	9.0028	—	9.3036	—
     As of March 31, 2011, there has been a general depreciation of all the currencies in the period-end exchange rates that affect the Group’s financial statements against the euro with a negative effect in the balance sheet. The appreciation of certain currencies can be seen in the average exchange rates for the three months ended March 31, 2011 with a positive effect in the interanual comparative in the income statement.
BBVA Group Results of Operations for the Three Months Ended March 31, 2011 and 2010
     Net interest income
     The following table summarizes the principal components of net interest income for the three months ended March 31, 2011 compared to the three months ended March 31, 2010.

	For the Three	For the Three
	Months ended March	Months ended March
	31, 2011	31, 2010	Change 2011/2010
	(In Millions of Euros)		(In %)
Interest and similar income	5,569	5,093	9.3
Interest and similar expense	(2,394)	(1,707)	40.3

Net interest income	3,175	3,386	(6.2)

     Net interest income decreased 6.2% to €3,175 million for the three months ended March 31, 2011 from €3,386 million for the three months ended March 31, 2010, primarily due to the increase on interest and similar expense.
     An upward curve in interest rates in the euro area has had a faster impact on interest and similar expense than in the yield of assets. For that reason interest and similar income increased by 9.3% whereas interest and similar expenses increased by 40.3%. Additionally the increase on interest and similar expense was due to a higher cost of liabilities, given the competitive environment in Spain, where fierce competition resulted in higher rates being paid by banks (including BBVA) in order to attract deposits, and the increase in volume of customer deposits.
     Dividend income
     Dividend income amounted to €23 million for the three months ended March 31, 2011 similar to the €25 million recorded for the three months ended March 31, 2010.
     Share of profit or loss of entities accounted for using the equity method
     Share of profit or loss of entities accounted for using the equity method increased to €121 million for the three months ended March 31, 2011 from €57 million for the three months ended March 31, 2010 due to the increase in our share of profits of China Citic Bank (“CNCB”) following our exercise in April 2010 of a purchase option to increase our holding of CNCB from 10% to 15%, and to a lesser extent, the increase of profit of CNCB.
     Fee and commission income
     The breakdown of fee and commission income for the three months ended March 31, 2011 and 2010 is as follows:

	For the Three	For the Three
	Months ended March	Months ended March
	31, 2011	31, 2010	2011/2010
	(In Millions of Euros)		(In %)
Commitment fees	29	38	(23.7)
Contingent liabilities	75	67	13.0
Documentary credits	13	9	39.8
Bank and other guarantees	62	57	8.7
Arising from exchange of foreign currencies and banknotes	7	4	n.m (1)
Collection and payment services	609	587	3.8
Securities services	418	398	5.1
Counseling on and management of one-off transactions	2	2	7.1
Financial and similar counseling services	13	16	(14.8)
Factoring transactions	8	7	14.1
Non-banking financial products sales	23	25	(8.0)
Other fees and commissions	146	155	(5.7)

Fee and commission income	1,331	1,297	2.6

(1)	Not meaningful.
     Fee and commission income increased 2.6% to €1,331 million for the three months ended March 31, 2011 from €1,297 million for the three months ended March 31, 2010 due principally to the increase of fees and commissions linked to banking services and asset custody.
     Fee and commission expenses
     The breakdown of fee and commission expenses for the three months ended March 31, 2011 and 2010 is as follows:

	For the Three	For the Three
	Months ended March	Months ended March
	31, 2011	31, 2010	2011/2010
	(In Millions of Euros)		(In %)
Brokerage fees on lending and deposit transactions	1	2	(53.6)
Fees and commissions assigned to third parties	151	130	16.1
Other fees and commissions	65	59	9.7

Fee and commission expenses	217	191	13.5

     Fee and commission expenses increased 13.5% to €217 million for the three months ended March 31, 2011 from €191 million for the three months ended March 31, 2010, primarily due to the increase in fees and commissions assigned to third parties.
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains (losses) on financial assets and liabilities decreased 19.4% to €481 million for the three months ended March 31, 2011 from €597 million for the three months ended March 31, 2010, primarily because in the three months ended March 31, 2010 there were higher gains for sales of debt portfolios than for the three months ended March 31, 2011.
     Net exchange differences increased to €271 million for the three months ended March 31, 2011 from €36 million for the three months ended March 31, 2010 due primarily to gains in foreign currency trading.
     Other operating income and expenses
     Other operating income increased 21.4% to €1,100 million for the three months ended March 31, 2011 from €906 million for the three months ended March 31, 2010, due to primarily the increase of income on insurance and reinsurance businesses. Other operating expenses increased 25.5% to €1,021 million for the three months ended March 31, 2011 from €813 million for the three months ended March 31, 2010 due primarily to the higher contribution to deposit guarantee funds in the countries in which we operate.
     Gross income
     As a result of the foregoing, gross income for the three months ended March 31, 2011 decreased 0.7% to €5,263 million from 5,301 million for the three months ended March 31, 2010.

     Administration costs
     Administration costs increased 11.2% to €2,163 million for the three months ended March 31, 2011 from €1,945 million for the three months ended March 31, 2010, due primarily to an 11.7% increase in wages and salaries due to an increase in the number of employees.
     The table below provides a breakdown of personnel expenses for the three months ended March 31, 2011 and 2010.

	For the Three	For the Three
	Months ended March	Months ended March
	31, 2011	31, 2010	2011/2010
	(In Millions of Euros)		(In %)
Wages and salaries	983	881	11.7
Social security costs	159	141	12.9
Transfers to internal pension provisions	16	18	(10.5)
Contributions to external pension funds	19	16	19.2
Other personnel expenses	99	94	6.0

Personnel expenses	1,276	1,149	11.1

     The table below provides a breakdown of general and administrative expenses for the three months ended March 31, 2011 and 2010.

	For the Three	For the Three	For the Three
	Months ended March	Months ended March	Months ended March
	31, 2011	31, 2010	31, 2011
	(In Millions of Euros)		(In %)
Technology and systems	146	141	3.5
Communications	75	68	11.1
Advertising	86	76	13.1
Property, fixtures and materials	204	183	11.9
Of which: Rents expenses	113	97	15.7
Taxes other than income tax	92	71	29.7
Other expenses	283	258	9.8

Other administrative expenses	887	796	11.4

     Depreciation and amortization
     Depreciation and amortization increased 13.0% to €196 million for the three months ended March 31, 2011 from €174 million for the three months ended March 31, 2010 due primarily to the amortization of software.
     Provisions (net)
     Provisions (net) decreased 11.7% to €150 million for the three months ended March 31, 2011 from €170 million for the three months ended March 31, 2010, primarily due to the decrease in provision for pensions and similar obligations.
     Impairment losses on financial assets (net)
     Impairment losses on financial assets (net) decreased 5.1% to €1,023 million for the three months ended March 31, 2011 from €1,078 million for the three months ended March 31, 2010, principally due to a decrease in provisions in connection with the slight decrease in non-performing assets to €15,528 million as of March 31, 2011 from €15,685 million as of December 31, 2010. The non-performing asset ratio was 4.1% as of March 31, 2011, 4.1% as of December 31, 2010 and 4.3% as of March 31, 2010. The coverage ratio was 61% as of March 31, 2011, 62% as of December 31, 2010 and 59% as of March 31, 2010.
     Net operating income
     As a result of the foregoing, net operating income decreased 10.5% to €1,731 million for the three months ended March 31, 2011 from €1,935 million for the three months ended March 31, 2010.
     Impairment losses on other assets (net)
     Impairment losses on other assets (net) decreased to €56 million for the three months ended March 31, 2011 from €93 million for the three months ended March 31, 2010, primarily attributable to a decrease in write-downs on real-estate investments.
     Gains (losses) on derecognized assets not classified as non-current assets held for sale
     Gains (losses) on derecognized assets not classified as non-current assets held for sale decreased to €1 million for the three months ended March 31, 2011 from €6 million for the three months ended March 31, 2010.

     Gains (losses) in non-current assets held for sale not classified as discontinued transactions
     Gains (losses) in non-current assets held for sale not classified as discontinued operations decreased to losses of €16 million for the three months ended March 31, 2011 from gains of €15 million for the three months ended March 31, 2010, primarily due to impairment of non-current assets held for sale.
     Income before tax
     As a result of the foregoing, income before tax decreased 10.9% to €1,659 million for the three months ended March 31, 2011 from €1,862 million for the three months ended March 31, 2010.
     Income tax
     Income tax decreased 27.6% to €369 million for the three months ended March 31, 2011 from €510 million for the three months ended March 31, 2010, primarily due to the decrease in income before tax.
     Net income
     As a result of the foregoing net income decreased 4.6% to €1,290 million for the three months ended March 31, 2011 from €1,353 million for the three months ended March 31, 2010.
     Net income attributed to non-controlling interest
     Net income attributed to non-controlling interest increased 24.8% to €141 million for the three months ended March 31, 2011 from €113 million for the three months ended March 31, 2010 due primarily to greater profits obtained by certain of our Latin American subsidiaries, primarily in Venezuela, Argentina and Chile, which have minority shareholders.
     Net income attributed to parent company
     As a result of the foregoing net income attributed to parent company decreased 7.3% to €1,150 million for the three months ended March 31, 2011 from €1,240 million for the three months ended March 31, 2010.
B. Key Indicators
     Return on equity was 12.8% for the three months ended March 31, 2011 compared to 15.8% for the year ended December 31, 2010 and 17.7% for the three months ended March 31, 2010.
     The cost/income ratio including depreciation, for the three months ended March 31, 2011 was 44.8% compared to 42.9% for the year ended December 31, 2010 and 40.0% for the three months ended March 31, 2010.
     The Group’s total assets as of March 31, 2011 were €562,174 million compared to €552,738 million as of December 31, 2010 and €553,922 million as of March 31, 2010.
     As of March 31, 2011 lending to customers amounted to €346,814 million, compared to €348,253 million as of December 31, 2010 and €337,569 million as of March 31, 2010, which represents a 2.7% increase as of March 31, 2011 compared to March 31, 2010.
     Lending to domestic customers in Spain amounted to €193,675 million as of March 31, 2011, compared to €198,634 million as of December 31, 2010 and €195,172 million as of March 31, 2010, which represents a 0.8% decrease as of March 31, 2011 compared to as of March 31, 2010.
     Lending to non-resident customers as of March 31, 2011 was €137,930 million, compared to €134,258 million as of December 31, 2010 and €126,877 million as of March 31, 2010, which represents an increase of 8.7% compared to March 31, 2010.
     Non-performing loans to customers amounted to €15,210 million as of March 31, 2011, a 1.0% decrease from €15,361 million as of December 31, 2010 (a 2.0% decrease from €15,519 million as of March 31, 2010). Total non-performing assets (which include non-performing loans and other non-performing assets) amounted to €15,528 million as of March 31, 2011, a 1.0% decrease compared to €15,685 million as of December 31, 2010 (a 2.2% decrease compared to €15,870 million as of March 31, 2010). The non-performing asset ratio was 4.1% as of March 31, 2011, 4.1% as of December 31, 2010 and 4.3% as of March 31, 2010.
     As of March 31, 2011 total customer funds, on and off the balance sheet, were €533,961 million, an increase of 1.5% from €525,968 million as of December 31, 2010 (an increase of 4.1% from €513,142 million as of March 31, 2010).
     As of March 31, 2011 customer funds on the balance sheet increased by 3.0% to €389,731 million, compared to €378,388 millions as of December 31, 2010 (€371,116 million as of March 31, 2010). Of the above amount at March 31, 2011, customer deposits accounted for €283,559 million (up 11.1% year-on-year), marketable debt securities accounted for €88,040 million (down 10.4% year-on-year) and subordinate liabilities accounted for €18,132 million (up 3.2% year-on-year).
     Customer funds off the balance sheet came to €144,230 million, a 2.3% decrease compared to €147,580 million as of December 31, 2010 (a 1.6% increase compared to €142,026 million as of March 31, 2010).
C. Capital
     Based on the framework of Basel II and using such additional assumptions as we consider appropriate, we have estimated that as of March 31, 2011 and December 31, 2010, our consolidated Tier I risk-based capital ratio was 9.8% and 10.5%, respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 13.0% and 13.7%, respectively. Basel II recommends that these ratios be at least 4% and 8%, respectively.
D. Results of Operations by Business Areas for the Three Months Ended March 31, 2011 and 2010 and business overview
     On April 26, 2011, we changed the management of our business areas to focus on five business areas as described below: Spain, Mexico, South America, the United States and Eurasia.
     In addition to these business areas, which cover everything by geographic area and business, we continue to maintain a separate Corporate Activities area. This area handles our general management functions. These mainly consist of structural positions for interest rates associated with the euro balance sheet and exchange rates, together with liquidity management and shareholders’ funds. This area also books the costs from central units that have a strictly corporate function and makes allocations to corporate and miscellaneous provisions, such as early retirement and others of a corporate nature.
     In 2011, the integration of Garanti into BBVA resulted in the creation of a new geographical business units Eurasia and certain changes were made in the criteria applied in 2010, as explained as follows:
•	The new business area named Eurasia includes the investment in Garanti, BBVA’s Asian operations, including its stake in CiticBank (CNCB), as well as BBVA’s European business outside of Spain.

•	Spain and Portugal is now Spain, which in contrast with the former, excludes the Portuguese business (included now in Eurasia), and includes the Spanish business formerly reported under Wholesale Banking and Asset Management (“WB&AM”).

•	BBVA now reports its businesses by geographies, plus Corporate Activities. The areas of Mexico, the U.S., South America and Corporate Activities do not change.
     In addition, the transfer prices for the funding that the Corporate Activities provides to the euro business, mainly Spain, has been updated and, consequently, figures for the year ended December 31, 2010 and interim figures have been restated to reflect a higher liquidity premium and to ensure that the different periods are comparable. The impact is €293 million of higher net interest income in Corporate Activities for the year ended December 31, 2010, with €273 million lower net interest income in Spain and €20 million lower net interest income in Eurasia.
     The foregoing description of our business areas is consistent with our current internal organization. Unless otherwise indicated, the financial information provided below for each business area does not reflect the elimination of transactions between companies within one business area or between different business areas, since we consider these transactions to be an integral part of each business area’s activities. For the presentation and discussion of our consolidated operating results in this section, however, such intra- and inter-business area transactions are eliminated and the eliminations are generally reflected in the operating results of the Corporate Activities business area.
     As a result of these modifications we present the income statement of each area for the years ended December 31, 2010 and 2009:

Spain

	For Year Ended December 31,		Change
	2010	2009	2010/2009
	(In Millions of Euros)		(In %)
Net interest income	4,878	5,571	(12.4)

Net fees and commissions	1,672	1,763	(5.2)
Net gains (losses) on financial assets and liabilities and exchange differences	2	2	(8.8)
Other operating income and expenses (net)	504	539	(6.6)

Gross income	7,055	7,875	(10.4)

Administrative costs	(2,717)	(2,747)	(1.1)
Depreciation and amortization	(97)	(97)	0.6
Impairment on financial assets (net)	(1,316)	(1,822)	(27.8)
Provisions (net) and other gains (losses)	237	681	(65.3)

Income before tax	3,160	3,890	(18.8)

Income tax	(902)	(1,085)	(16.8)

Net income	2,258	2,805	(19.5)

Net income attributed to non-controlling interests	(2)	(4)	(38.0)

Net income attributed to parent company	2,255	2,801	(19.5)
Eurasia

	For Year Ended December 31,		Change
	2010	2009	2010/2009
	(In Millions of Euros)		(In %)
Net interest income	345	387	(10.7)

Net fees and commissions	236	222	5.9
Net gains (losses) on financial assets and liabilities and exchange differences	132	131	0.7
Other operating income and expenses (net)	367	212	72.9

Gross income	1,080	953	13.4

Administrative costs	(278)	(258)	7.9
Depreciation and amortization	(17)	(20)	(13.1)
Impairment on financial assets (net)	(89)	(45)	99.0
Provisions (net) and other gains (losses)	(20)	(19)	5.5

Income before tax	675	611	10.5

Income tax	(88)	(139)	(36.3)

Net income	587	472	24.2

Net income attributed to non-controlling interests	1	0	80.8

Net income attributed to parent company	588	473	24.3
Mexico

	For Year Ended December 31,		Change
	2010	2009	2010/2009
	(In Millions of Euros)		(In %)
Net interest income	3,688	3,307	11.5

Net fees and commissions	1,233	1,077	14.5
Net gains (losses) on financial assets and liabilities and exchange differences	395	370	6.6
Other operating income and expenses (net)	179	116	54.8

Gross income	5,496	4,870	12.8

Administrative costs	(1,813)	(1,489)	21.8
Depreciation and amortization	(86)	(65)	32.5
Impairment on financial assets (net)	(1,229)	(1,525)	(19.4)
Provisions (net) and other gains (losses)	(87)	(21)	305.7

Income before tax	2,281	1,770	28.8

Income tax	(570)	(411)	38.8

Net income	1,711	1,360	25.8

Net income attributed to non-controlling interests	(4)	(2)	89.5

Net income attributed to parent company	1,707	1,357	25.7

South America	For Year Ended December 31,		Change
	2010	2009	2010/2009
	(In Millions of Euros)		(In %)
Net interest income	2,495	2,566	(2.8)

Net fees and commissions	957	908	5.4
Net gains (losses) on financial assets and liabilities and exchange differences	514	405	26.7
Other operating income and expenses (net)	(168)	(242)	(30.7)

Gross income	3,797	3,637	4.4

Administrative costs	(1,537)	(1,465)	5.0
Depreciation and amortization	(131)	(115)	14.1
Impairment on financial assets (net)	(419)	(431)	(2.8)
Provisions (net) and other gains (losses)	(40)	(52)	(22.1)

Income before tax	1,670	1,575	6.0

Income tax	(397)	(404)	(1.7)

Net income	1,273	1,171	8.6

Net income attributed to non-controlling interests	(383)	(392)	(2.1)

Net income attributed to parent company	889	780	14.1

The United States		For Year Ended December 31,	Change
		2010 2009	2010/2009
		(In Millions of Euros)	(In %)
Net interest income	1,794	1,679	6.8

Net fees and commissions	651	612	6.4
Net gains (losses) on financial assets and liabilities and exchange differences	156	155	0.7
Other operating income and expenses (net)	(50)	(34)	44.9

Gross income	2,551	2,412	5.8

Administrative costs	(1,318)	(1,159)	13.7
Depreciation and amortization	(199)	(205)	(3.1)
Impairment on financial assets (net)	(703)	(1,424)	(50.6)
Provisions (net) and other gains (losses)	(22)	(1,051)	(97.9)

Income before tax	309	(1,428)	(121.6)

Income tax	(69)	478	(114.5)

Net income	239	(950)	(125.2)

Net income attributed to non-controlling interests	—	—	n.m (1)

Net income attributed to parent company	239	(950)	(125.2)

(1)	Not meaningful

Corporate Activities		For Year Ended December 31,	Change
		2010 2009	2010/2009
		(In Millions of Euros)	(In %)
Net interest income	121	372	(67.5)

Net fees and commissions	(211)	(152)	38.6
Net gains (losses) on financial assets and liabilities and exchange differences	696	480	44.9
Other operating income and expenses (net)	326	219	48.7

Gross income	932	919	1.4

Administrative costs	(544)	(544)	(0.0)
Depreciation and amortization	(229)	(195)	17.9
Impairment on financial assets (net)	(961)	(226)	n.m	(1)
Provisions (net) and other gains (losses)	(870)	(637)	36.6

Income before tax	(1,673)	(683)	144.8

Income tax	600	419	43.2

Net income	(1,073)	(264)	n.m	(1)

Net income attributed to non-controlling interests	0	13	(97.8)

Net income attributed to parent company	(1,072)	(251)	n.m	(1)

(1)	Not meaningful

     The following table sets forth information relating to net income for each of our business areas for the three months ended March 31, 2011 and 2010:

	For the Three Months Ended
Net Income by	March 31,		Change
Business Areas	2011	2010	2011-2010

	(in Millions of Euros)		(in %)
Spain	477	715	(33.3)
Eurasia	198	123	60.6
Mexico	436	348	25.5
South America	419	348	20.6
The United States	81	56	45.2
Corporate Activities	(321)	(237)	35.6

Total BBVA Group	1,290	1,352	(4.6)

     The following tables set forth information relating to condensed income statements for BBVA’s business areas. Some line items separately shown in the consolidated income statements are aggregated in a single line item in the condensed income statements by BBVA’s business areas, as follows:
•	‘Other operating income and expenses (net)’ line item includes, if any, the ‘Dividend income’, ‘Share of profit or loss of entities accounted for using the equity method’, ‘Other operating income’ and ‘Other operating expenses’ line items shown in the consolidated income statement.

•	‘Provisions (net) and other gains (losses)’ line item includes, if any, the ‘Provisions (net)’, ‘Impairment losses on other assets (net)’, ‘Gains (losses) on derecognized assets not classified as non-current asset held for sale’, ‘Negative Goodwill’ and ‘Gains (losses) in non-current assets held for sale not classified as discontinued transactions’ line items shown in the consolidated income statement.

Spain

	For the Three Months Ended
	March 31,		Change
	2011	2010	2011/2010
	(In Millions of Euros)		(In %)
Net interest income	1,109	1,304	(14.9)

Net fees and commissions	392	442	(11.3)
Net gains (losses) on financial assets and liabilities and exchange differences	173	74	134.6
Other operating income and expenses (net)	93	109	(15.0)

Gross income	1,767	1,929	(8.4)

Administrative costs	(681)	(667)	2.1
Depreciation and amortization	(24)	(24)	2.4
Impairment on financial assets (net)	(422)	(189)	123.3
Provisions (net) and other gains (losses)	32	(42)	n.m. (1)

Income before tax	672	1,008	(33.3)

Income tax	(195)	(293)	(33.5)

Net income	477	715	(33.3)

Net income attributed to non-controlling interests	—	(1)	—

Net income attributed to parent company	477	714	(33.3)

(1)	Not meaningful
     Net interest income
     Net interest income of this business area for the three months ended March 31, 2011 amounted to €1,109 million, a 14.9% decrease from €1,304 million recorded for the three months ended March 31, 2010, primarily due to the increase in interest and similar expense. An upward curve in interest rates in the euro area has had a faster impact on interest and similar expense than in the yield of assets. Additionally the increase in interest and similar expense was due to a higher cost of liabilities, given the competitive environment in Spain, where fierce competition resulted in higher rates being paid by banks (including BBVA) in order to attract deposits, and the increase in volume of customer deposits.
     Net fees and commissions
     Net fees and commissions of this business area for the three months ended March 31, 2011 amounted to €392 million, an 11.3% decrease from the €442 million recorded for the three months ended March 31, 2010, primarily due to the loyalty-based reductions in fees applied to a growing number of customers and to the weakness of banking activity in general.
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains on financial assets and liabilities and exchange differences of this business area for the three months ended March 31, 2011 was €173 million, compared to the €74 million recorded for the three months ended March 31, 2010. This increase was primarily due to the positive business performance in the markets activities.
     Other operating income and expenses (net)
     Other operating income and expenses (net) of this business area for the three months ended March 31, 2011 amounted to €93 million, a 15.0% decrease from the €109 million recorded for the three months ended March 31, 2010, primarily due to increased expenses for contributions to the Deposit Guarantee Fund.
     Gross income
     As a result of the foregoing, gross income of this business area for the three months ended March 31, 2011 was €1,767 million, an 8.4% decrease from the €1,929 million recorded for the three months ended March 31, 2010.
     Administrative costs
     Administrative costs of this business area for the three months ended March 31, 2011 were €681 million, a 2.1% increase from the €667 million recorded for the three months ended March 31, 2010, primarily due to a significant increase of wages and salaries partially offset by the decline in general and administrative expenses, principally through continued streamlining of the branch network, and the Group’s transformation plan.
     Impairment on financial assets (net)
     Impairment on financial assets (net) of this business area for the three months ended March 31, 2011 was €422 million, compared to €189 million for the three months ended March 31, 2010. This is increase is due to the increase of allowance for loan losses in order to maintain the coverage ratio. This business area’s non-performing assets ratio decreased to 4.8% as of March 31, 2011 from 4.9% as of March 31, 2010 (4.8% as of December 31, 2010).
     Income before tax
     As a result of the foregoing, income before tax of this business area for the three months ended March 31, 2011 was €672 million, a 33.3% decrease from the €1,008 million recorded for the three months ended March 31, 2010.
     Income tax
     Income tax of this business area for the three months ended March 31, 2011 decreased 33.5% to €195 million from €293 million for the three months ended March 31, 2010, primarily as a result of the decrease in income before tax.
     Net income attributed to parent company
     As a result of the foregoing, net income attributed to parent company of this business area for the three months ended March 31, 2011 decreased 33.3% to €477 million from €714 million for the three months ended March 31, 2010.

Eurasia

	For the Three Months Ended March 31,		Change
	2011	2010	2011/2010
	(In Millions of Euros)		(In %)
Net interest income	104	81	28.6

Net fees and commissions	63	56	12.4
Net gains (losses) on financial assets and liabilities and exchange differences	31	31	(1.3)
Other operating income and expenses (net)	139	61	128.5

Gross income	337	230	47.0

Administrative costs	(84)	(66)	27.1
Depreciation and amortization	(5)	(4)	7.0
Impairment on financial assets (net)	(29)	(8)	275.0
Provisions (net) and other gains (losses)	6	(2)	n.m. (1)

Income before tax	226	149	51.3

Income tax	(28)	(26)	7.2

Net income	198	123	60.6

Net income attributed to non-controlling interests	0	1	(100.0)

Net income attributed to parent company	198	124	60.0

(1)	Not meaningful
     Net interest income
     Net interest income of this business area for the nine months ended March 31, 2011 was €104 million, a 28.6% increase from the €81 million recorded for the three months ended March 31, 2010. This increase was primarily due to the acquisition of Garanti and the contribution of wholesale businesses.
     Net fees and commissions
     Net fees and commissions of this business area for the three months ended March 31, 2011 was €63 million, a 12.4% increase from the €56 million recorded for the three months ended March 31, 2010, primarily as a result of the above mentioned acquisition of Garanti and contribution of wholesale businesses.
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains on financial assets and liabilities and exchange differences of this business area for the three months ended March 31, 2011 was €30.8 million, a 1.3% decrease from the €31.2 million recorded for the three months ended March 31, 2010.
     Other operating income and expenses (net)
     Other operating income and expenses (net) of this business area for the three months ended March 31, 2011 was €139 million, a 128.5% increase from the €61 million recorded for the three months ended March 31, 2010, primarily as a result of the income obtained by the equity method from CNCB.
     Gross income
     As a result of the foregoing, gross income of this business area for the three months ended March 31, 2011 amounted to €337 million, a 47.0% increase from the €230 million recorded for the three months ended March 31, 2010.
     Administrative costs
     Administrative costs of this business area for the three months ended March 31, 2011 were €84 million, a 27.1% increase from the €66 million recorded for the three months ended March 31, 2010, primarily due to the development of the wholesale banking business.
     Impairment on financial assets (net)
     Impairment on financial assets (net) of this business for the three months ended March 31, 2011 was €29 million, compared to the €8 million recorded for the three months ended March 31, 2010. The business area’s non-performing assets ratio increased to 1.2% as of March 31, 2011 from 0.7% as of March 31, 2010 (0.9% as of December 31, 2010)

     Income before tax
     As a result of the foregoing, income before tax of this business area for the three months ended March 31, 2011 was €226 million, a 51.3% increase from the €149 million recorded for the three months ended March 31, 2010.
     Income tax
     Income tax of this business area for the three months ended March 31, 2011 was €28 million, a 7.2% increase from the €26 million recorded for the three months ended March 31, 2010.
     Net income attributed to parent company
     As a result of the foregoing, net income attributed to parent company of this business area for the three months ended March 31, 2011 was €198 million, a 60.0% increase from the €124 million recorded for the three months ended March 31, 2010.
Mexico

	For the Three Months Ended March 31,		Change
	2011	2010	2011/2010
	(In Millions of Euros)		(In %)
Net interest income	967	860	12.4

Net fees and commissions	299	280	6.8
Net gains (losses) on financial assets and liabilities and exchange differences	120	109	10.2
Other operating income and expenses (net)	51	39	31.6

Gross income	1,437	1,288	11.6

Administrative costs	(496)	(429)	15.6
Depreciation and amortization	(26)	(19)	36.5
Impairment on financial assets (net)	(310)	(331)	(6.4)
Provisions (net) and other gains (losses)	(11)	(24)	(53.8)

Income before tax	595	485	22.5

Income tax	(158)	(138)	15.1

Net income	436	348	25.5

Net income attributed to non-controlling interests	(1)	(1)	(5.5)

Net income attributed to parent company	436	347	25.5

     As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, the average Mexican peso to euro exchange rate for the three months ended March 31, 2011 decreased compared to the average exchange rate for the three months ended March 31, 2010 resulting in a positive exchange rate effect on the income statement for the three months ended March 31, 2011.
     Net interest income
     Net interest income of this business area for the three months ended March 31, 2011 was €967 million, a 12.4% increase from the €860 million recorded for the three months ended March 31, 2010. This increase was primarily due to the greater volumes of lending and customer funds.
     Net fees and commissions
     Net fees and commissions of this business area for the three months ended March 31, 2011 was €299 million, a 6.8% increase from the €280 million recorded for the three months ended March 31, 2010, primarily as a result of the exchange-rate effect.
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains on financial assets and liabilities and exchange differences of this business area for the three months ended March 31, 2011 was €120 million, a 10.2% increase from the €109 million recorded for the three months ended March 31, 2010, primarily as a result the exchange-rate effect.

     Other operating income and expenses (net)
     Other operating income and expenses (net) of this business area for the three months ended March 31, 2011 was €51 million, a 31.6% increase from the €39 million recorded for the three months ended March 31, 2010, principally due to growth in the insurance business.
     Gross income
     As a result of the foregoing, gross income of this business area for the three months ended March 31, 2011 amounted to €1,437 million, an 11.6% increase from the €1,288 million recorded for the three months ended March 31, 2010.
     Administrative costs
     Administrative costs of this business area for the three months ended March 31, 2011 were €496 million, a 15.6% increase from the €429 million recorded for the three months ended March 31, 2010, primarily due to a three-year expansion and transformation plan, which was launched in March 2010, implemented to take advantage of the long-term growth opportunities offered by the Mexican market.
     Impairment on financial assets (net)
     Impairment on financial assets (net) of this business for the three months ended March 31, 2011 was €310 million, a 6.4% decrease from the €331 million recorded for the three months ended March 31, 2010, primarily due to a modest recovery in economic conditions in Mexico. The business area’s non-performing assets ratio decreased to 3.2% as of March 31, 2011 from 4.1% as of March 31, 2010 (3.2% as of December 31, 2010).
     Income before tax
     As a result of the foregoing, income before tax of this business area for the three months ended March 31, 2011 was €595 million, a 22.5% increase from the €485 million recorded for the three months ended March 31, 2010.
     Income tax
     Income tax of this business area for the three months ended March 31, 2011 was €158 million, a 15.1% increase from the €138 million recorded for the three months ended March 31, 2010, primarily as a result of the increase in income before tax.
     Net income attributed to parent company
     As a result of the foregoing, net income attributed to parent company of this business area for the three months ended March 31, 2011 was €436 million, a 25.5% increase from the €347 million recorded for the three months ended March 31, 2010.
South America

	For the Three Months Ended March 31,		Change
	2011	2010	2011/2010
	(In Millions of Euros)		(In %)
Net interest income	694	556	24.9

Net fees and commissions	253	216	17.2
Net gains (losses) on financial assets and liabilities and exchange differences	201	184	8.7
Other operating income and expenses (net)	(41)	(21)	94.4

Gross income	1,106	934	18.4

Administrative costs	(432)	(341)	26.8
Depreciation and amortization	(35)	(27)	26.7
Impairment on financial assets (net)	(120)	(107)	12.5
Provisions (net) and other gains (losses)	(15)	(13)	17.5

Income before tax	503	446	12.8

Income tax	(84)	(99)	(14.7)

Net income	419	348	20.6

Net income attributed to non-controlling interests	(139)	(114)	21.9

Net income attributed to parent company	280	233	19.9

     Net interest income
     Net interest income for the three months ended March 31, 2011 was €694 million, a 24.9% increase from the €556 million recorded for the three months ended March 3, 2010. This increase is mainly due to the growth in volume of customer loans during the period in all countries of this business area.
     Net fees and commissions
     Net fees and commissions of this business area amounted to €253 million for the three months ended March 31, 2011, a 17.2% increase from the €216 million recorded for the three months ended March 31, 2010, primarily due to an increase in businesses activity.
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains on financial assets and liabilities and exchange differences of this business area for the three months ended March 31, 2011 were €201 million, an 8.7% increase from the €184 million recorded for the three months ended March 31, 2010, primarily as a result of the valuation of U.S. dollar positions in Venezuela.
     Gross income
     As a result of the foregoing, the gross income of this business area for the three months ended March 31, 2011 was €1,106 million, an 18.4% increase from the €934 million recorded for the three months ended March 31, 2010.
     Administrative costs
     Administrative costs of this business area for the three months ended March 31, 2011 were €432 million, a 26.8% increase from the €341 million recorded for the three months ended March 31, 2010, primarily due to the implementation of growth plans.
     Impairment on financial assets (net)
     Impairment on financial assets (net) of this business for the three months ended March 31, 2011 was €120 million, a 12.5% increase from the €107 million recorded for the three months ended March 31, 2010. The business area’s non-performing assets ratio decreased to 2.5% as of March 31, 2011 from 2.8% as of March 31, 2010 (2.5% as of December 31, 2010).
     Income before tax
     As a result of the foregoing, income before tax of this business area for the three months ended March 31, 2011 amounted to €503 million, a 12.8% increase compared with the €446 million recorded for the three months ended March 31, 2010.
     Income tax
     Income tax of this business area for the three months ended March 31, 2011 was €139 million, a 21.9% increase from the €114 million recorded for the three months ended March 31, 2010, primarily as a result of the increase in income before tax.
     Net income attributed to parent company
     Net income attributed to parent company of this business area for the three months ended March 31, 2011 was €280 million, a 19.9% increase from the €233 million recorded for the three months ended March 31, 2010.

The United States

	For the Three Months Ended March 31,		Change
	2011	2010	2011/2010
	(In Millions of Euros)		(In %)
Net interest income	402	437	(8.1)

Net fees and commissions	155	160	(3.3)
Net gains (losses) on financial assets and liabilities and exchange differences	64	25	157.6
Other operating income and expenses (net)	(17)	(10)	65.0

Gross income	604	612	(1.3)

Administrative costs	(331)	(309)	7.1
Depreciation and amortization	(44)	(48)	(9.0)
Impairment on financial assets (net)	(107)	(161)	(33.6)
Provisions (net) and other gains (losses)	(8)	(11)	(28.9)

Income before tax	114	82	38.9

Income tax	(33)	(26)	25.3

Net income	81	56	45.2

Net income attributed to non-controlling interests	(0)	(0)	26.6

Net income attributed to parent company	81	56	45.2

     As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, the average dollar to euro exchange rate for the three months ended March 31, 2011 increased compared to the average exchange rate for the three months ended March 31, 2010, resulting in a positive exchange rate effect on the income statement for the three months ended March 31, 2011.
     Net interest income
     Net interest income for the three months ended March 31, 2011 was €402 million, an 8.1% decrease from the €437 million recorded for the three months ended March 31, 2010, primarily due to a changing mix towards lower-risk and lower-spread portfolios.
     Net fees and commissions
     Net fees and commissions of this business area for the three months ended March 31, 2011 were €155 million, a 3.3% decrease from the €160 million recorded for the three months ended March 31, 2010.
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains (losses) on financial assets and liabilities and exchange differences of this business area for the three months ended March 31, 2011 were gains of €64 million, a 157.6% increase from the gains of €25 million recorded for the three months ended March 31, 2010, primarily due to the sale of portfolios.
     Other operating income and expenses (net)
     Other operating income and expenses (net) of this business area for the three months ended March 31, 2011 were a loss of €17 million, compared to a loss of €10 million recorded for the three months ended March 31, 2010.
     Gross income
     As a result of the foregoing, gross income of this business area for the three months ended March 31, 2011 was €604 million, a 1.3% decrease from the €612 million recorded for the three months ended March 31, 2010.
     Administrative costs
     Administrative costs of this business area for the three months ended March 31, 2011 were €331 million, a 7.1% increase from the €309 million recorded for the three months ended March 31, 2010, primarily due to expenses incurred to improve the technological platform.
     Impairment on financial assets (net)
     Impairment on financial assets (net) of this business for the three months ended March 31, 2011 was €107 million, a 33.6% decrease from the €161 million recorded for the three months ended March 31, 2010, primarily due to the absence in the most recent period of write-offs related to the real estate portfolio. The non-performing assets ratio of this business area as of March 31, 2011 increased to 4.5% from 4.4% as of March 31, 2010 (4.4% as of December 31, 2010).
     Income before tax
     As a result of the foregoing, the income before tax of this business area for the three months ended March 31, 2011 was €114 million, a 38.9% increase from the €82 million recorded for the three months ended March 31, 2010.
     Income tax
     Income tax of this business area for the three months ended March 31, 2011 was €33 million, a 25.3% increase from the €26 million recorded for the three months ended March 31, 2010, primarily as a result of the increase in income before tax.
     Net income attributed to parent company
     Net income attributed to parent company of this business area for the three months ended March 31, 2011 was €81 million, a 45.2% increase from the €56 million recorded for the three months ended March 31, 2010.
Corporate Activities

	For the Three Months Ended March 31,		Change
	2011	2010	2011/2010
	(In Millions of Euros)		(In %)
Net interest income	(102)	148	(169.0)

Net fees and commissions	(47)	(47)	(0.9)
Net gains (losses) on financial assets and liabilities and exchange differences	163	210	(22.2)
Other operating income and expenses (net)	(2)	(2)	27.1

Gross income	12	308	(96.0)

Administrative costs	(139)	(132)	4.8
Depreciation and amortization	(63)	(51)	23.3
Impairment on financial assets (net)	(35)	(282)	(87.5)
Provisions (net) and other gains (losses)	(225)	(151)	49.2

Income before tax	(450)	(308)	46.0

Income tax	129	71	80.5

Net income	(321)	(237)	35.6

Net income attributed to non-controlling interests	(0)	2	(120.5)

Net income attributed to parent company	(322)	(235)	37.1

     Net interest income
     Net interest income for the three months ended March 31, 2011 was a loss of €102 million, compared to a gain of €148 million recorded for the three months ended March 31, 2010, primarily due to the recent upward movement in the interest-rate curve in the euro zone.
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains (losses) on financial assets and liabilities and exchange differences of this business area for the three months ended March 31, 2011 were €163 million, a 22.2% decrease from the €210 million recorded for the three months ended March 31, 2010. The three months ended March 31, 2010 included elevated income generated in the first quarter of 2010 by the sales of financial assets from the ALCO portfolio, which generated significant capital gains by taking advantage of price volatility in the sovereign bond markets, which was not repeated in the three months ended March 31, 2011.
     Other operating income and expense (net)
     Other operating income and expenses (net) of this business area for the three months ended March 31, 2010 and 2011 were €2 million.
     Gross income
     As a result of the foregoing, gross income of this business area for the three months ended March 31, 2011 was €12 million, a 96.0% decrease from €308 million recorded for the three months ended March 31, 2010.

     Administrative costs
     Administrative costs of this business area for the three months ended March 31, 2011 were €139 million, a 4.8% increase from the €132 million recorded for the three months ended March 31, 2010, primarily due to the increase in costs associated with certain investments that are currently being carried out including, for example, new investments in systems and image and brand identity.
     Impairment on financial assets (net)
     Impairment on financial assets (net) of this business area for the three months ended March 31, 2011 was €35 million, an 87.5% decrease from the €282 million recorded for the three months ended March 31, 2010, principally due to the fact that the three months ended March 31, 2010 were negatively affected by the sharp increase in provisions related to real-estate portfolio in this area.
     Provisions (net) and other gains (losses)
     Provisions (net) and other gains (losses) for the three months ended March 31, 2011 amounted to €225 million, a 49.2% increase from the €151 million recorded for the three months ended March 31, 2010, primarily due to an increase in provisions for foreclosed assets and real estate assets designed to maintain coverage.
     Income before tax
     As a result of the foregoing, income before tax of this business area for the three months ended March 31, 2011 was a loss of €450 million, compared with a loss of €308 million recorded for the three months ended March 31, 2010.
     Income tax
     Income tax of this business area for the three months ended March 30, 2011 was €129 million in income, an 80.5% increase from €71 million in income recorded for the three months ended March 31, 2010.
     Net income attributed to parent company
     Net income attributed to parent company of this business area for the three months ended March 31, 2011 constituted a loss of €322 million, compared with a loss of €235 million recorded for the three months ended March 31, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
By:	/s/ EDUARDO AVILA ZARAGOZA
	Name:	EDUARDO AVILA ZARAGOZA
	Title:	Chief Accounting Officer

Date: May 9, 2011